# BC FORM 51-102F3

# MATERIAL CHANGE REPORT

## 1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

## 2. Date of Material Change

The date of the material change is October 9, 2012

## 3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: October 5, 2012

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

## 4. Summary of Material Change

Yukon-Nevada Gold Corp. (the "Company") announces effective date of name change and share consolidtion.

## 5. Full Description of Material Change

The Company announces that it will commence trading on the Toronto Stock Exchange under the name **Veris Gold Corp.** and the symbol **VG** at start of market on Tuesday, October 9th.

All the issued and outstanding common shares of Yukon-Nevada Gold Corp. (YNG) will be consolidated on the basis of ten (10) old common shares for one (1) new common share. Shareholders of YNG will be receiving a Letter of Transmittal setting out the procedure to be followed in order for them to exchange their certificates representing YNG Shares for certificates representing Shares of Veris Gold Corp.

Veris Gold Corp.'s CUSIP number will be 92346R100.

**6.** Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

## 7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. **Executive Officer**

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

| | |
|---|---|
| Name: | Shaun Heinrichs/Randy Reichert, Co-CEOs |
| Bus. Tel: | (604) 688-9427 |

9. **Date of Report**

Dated at Vancouver, BC this 5th day of October, 2012.

Shaun Heinrichs, CFO